MauerPower Consulting, LLC

Stephen J. Mauer, CPA, CGMA, FVS
(406) 207-9190
mauer.power@hotmail.com

FINANCIAL STATEMENTS AND

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

PACIFIC NORTHWEST RURAL BROADBAND ALLIANCE, LTD.

(A 501 c 3 Organization)

For Period Ending

July 31, 2021

MauerPower Consulting, LLC
Stephen J. Mauer, CPA, CGMA, FVS
(406) 207-9190
mauer.power@hotmail.com

PACIFIC NORTHWEST RURAL BROADBAND ALLIANCE, LTD.
For Year Ending July 31, 2021
(See Independent Accountant's Review Report)

CONTENTS

MauerPower Consulting, LLC

Stephen J. Mauer, CPA, CGMA, FVS
(406) 207-9190
mauer.power@hotmail.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Directors

Pacific Northwest Rural Broadband Alliance, LTD.

Missoula, MT

We have reviewed the accompanying statement of financial position of Pacific Northwest Rural Broadband Alliance, LTD. as of July 31, 2021 and the related statements of activities, and cash flows, for the corresponding period ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

The July 31, 2021 financial statements of Pacific Northwest Rural Broadband Alliance, LTD. were reviewed by MauerPower Consulting, LLC. Based on our procedures, we are not aware of any material modifications that should be made to those financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Stephen J. Mauer, CPA, FVS

Missoula, MT

July 31, 2021

MauerPower Consulting, LLC
Stephen J. Mauer, CPA, CGMA, FVS
(406) 207-9190
mauer.power@hotmail.com

PACIFIC NORTHWEST RURAL BROADBAND ALLIANCE, LTD.

STATEMENT OF FINANCIAL POSITION
For Period Ending July 31, 2021
(See Independent Accountant's Review Report)

			7/31/2021
Assets			
		Cash	4,891
		Equipment	2,717
		Hardware	4,211
	Total Assets		**11,819**
Liabilities & Net Assets			
	Liabilities		
		Current Liabilities	1,717
	Net Assets		
		Unrestricted Net Assets	5,102
		Temporarily Restricted Net Assets	5,000
		Permanently Restricted Net Assets	0
	Total Current Liabilities & Net Assets		**11,819**

MauerPower Consulting, LLC
Stephen J. Mauer, CPA, CGMA, FVS
(406) 207-9190
mauer.power@hotmail.com

PACIFIC NORTHWEST RURAL BROADBAND ALLIANCE, LTD.
STATEMENT OF ACTIVITIES
For Period Ending July 31, 2021
(See Independent Accountant's Review Report)

Ordinary Income			
	Income		
		Income	16,292
		Cost of Goods Sold	0
		Gross Profit	16,292
	Expenses		
		Operations	11,190
Net Ordinary Income			5,102

MauerPower Consulting, LLC

Stephen J. Mauer, CPA, CGMA, FVS
(406) 207-9190
mauer.power@hotmail.com

PACIFIC NORTHWEST RURAL BROADBAND ALLIANCE, LTD.
STATEMENT OF CASH FLOW
For Period Ending July 31, 2021
(See Independent Accountant's Review Report)

_____

Direct Method
CF - Ops

Sales	15,802
Purchase Equipment	-10,965
Net Cash From Operations	4,837

CF - Financing

Owners	54

CF - Investing 0

Net Increase in Cash	4,891
Beginning Cash November 1, 2020	0
Cash July 31, 2021	**4,891**

MauerPower Consulting, LLC

Stephen J. Mauer, CPA, CGMA, FVS
(406) 207-9190
mauer.power@hotmail.com

PACIFIC NORTHWEST RURAL BROADBAND ALLIANCE, LTD., INC.
NOTES TO FINANCIAL STATEMENTS
For Year Ending July 31, 2021
(See Independent Accountant's Review Report)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization. The Pacific Northwest Rural Broadband Alliance, LTD., is an organization exempt under Section 501(c)(3) of the Internal Revenue Code whose purpose is to stimulate, promote, and advance the installation and expansion or rural broadband coverage in the Pacific Northwest.

Basis of Accounting. The financial statements of NW Broadband Alliance have been prepared on the accrual basis of accounting, whereby revenues are recognized when earned and expenses are recognized when incurred.

Financial Statement Presentation. NW Broadband Alliance reports information regarding its financial position and activities according to three classes of net assets: unrestricted net assets, temporarily restricted net assets, and permanently restricted net assets.

Cash and Cash Equivalents. NW Broadband Alliance considers all highly liquid investments available for current use with a maturity of three months or less to be cash equivalents.

Receivables. Accounts receivable represent amounts owing to NW Broadband Alliance from membership dues and grants.

Tax-Exempt Status. The organization is tax-exempt under Section 501(c)(3) of the Internal Revenue Code. Accordingly, no provision for federal or state income taxes is required.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Major Revenue Sources. As a start-up non-profit, revenues were limited to a grant received to initiate pre-registration and initial network planning in Lake County, MT, and contributions from donors.

Contributions. NW Broadband Alliance accounts for Donations (contributions) as Income. Unless otherwise specifically identified differently, Net Income is recognized as an increase in Unrestricted Net Assets on the Statement of Financial Position.

Contributed Services. NW Broadband Alliance receives services of volunteers without compensation. These contributions are not reflected in the accompanying financial statements.

Property and Equipment. NW Broadband Alliance owns new equipment.

Stephen J. Mauer, CPA, CGMA, FVS
(406) 207-9190
mauer.power@hotmail.com

SUBSEQUENT EVENTS

       Management has evaluated all subsequent events to the balance sheet date of July 31, 2021 through the date of our report, July 31, 2021. Management has determined there are no subsequent events requiring recognition or disclosure in these financial statements.